CODE OF ETHICS

Euclid Advisors LLC

Duff & Phelps Investment Management Co.

Newfleet Asset Management, LLC- Boston and Hartford

Newfleet Asset Management, LLC - San Francisco

Virtus Alternative Investment Advisers, Inc.

Virtus Investment Advisers, Inc.

VP Distributors, Inc.

Amended and Restated August 15, 2011

Zweig Advisers LLC

January 1, 2012

1.	Introduction

This Code of Ethics (the “Code”) has been adopted individually by the above listed entities, referred to herein (individually) as the “Firm”. This Code is administered by each Firm as a separate program, administered by the respective Firm’s designated Chief Compliance Officer or their delegate. Each Firm may attach to this Code a schedule describing any unique provisions that their respective Firm has made to provide additional requirements or modify those requirements set forth by this Code.

2.	Standard of Business Conduct

A.	Statement of Ethical Principles

The Firm holds its Supervised Persons to a high standard of integrity and business practices. In serving their respective shareholders and clients, the Firm strives to avoid conflicts of interest or the appearance of conflicts of interest related to the personal trading activities of its Supervised Persons and the securities transactions in any managed account.

While affirming their confidence in the integrity and good faith of all of its Supervised Persons, the Firm recognizes that the knowledge of present or future portfolio transactions or the power to influence portfolio transactions, if held by such individuals, could place them in a position where their personal interests might conflict with those of the managed account, if they were to trade in securities eligible for investment by the managed account.

In view of the foregoing and of the provisions of Sections 204-2 and 204A-1 under the Investment Advisers Act of 1940 (Advisers Act), as amended, and Rule 17j-1 of the Investment Company Act, as amended, the Firm has adopted this Code to specify and prohibit certain types of transactions deemed to create conflicts of interest or the potential for or appearance of such a conflict, and to establish reporting requirements and enforcement procedures. Because the Firm cannot foresee all possible situations, the Firm ultimately relies upon the integrity and judgment of its personnel, in addition to requirements set forth by this Code. This Code presents a framework against which all Supervised Persons should seek to measure their conduct. When Supervised Persons covered by this Code engage in personal securities transactions, they must adhere to the following general principles and the Code’s specific provisions:

a)	At all times, the interests of the Firm and its Clients must be paramount;

b)	Personal transactions must be conducted consistent with this Code in a manner that avoids any actual or potential conflict of interest;

c)	No inappropriate advantage should be taken of any position of trust and responsibility;

d)	Information about the identity of security holdings and financial circumstances of Clients is confidential;

e)	Ensure that the investment management and overall business of the firm complies with the policies of the Firm, Virtus Investment Partners (Virtus) and applicable U.S. federal and state securities laws and regulations; and

f)	Supervised Persons are required to adhere to the standards of business conduct in the Virtus Code of Conduct.

B.	Unlawful Actions

It is unlawful for any Supervised Person, in connection with the purchase or sale, directly or indirectly, by them of a security held or to be held by any Client account to:

a)	Employ any device, scheme or artifice to defraud any Client;

b)	Make any untrue statement of a material fact to any Client or omit to state a material fact necessary in order to make the statements made to any Client, in light of the circumstances under which they are made, not misleading;

c)	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit on any Client; or to engage in any manipulative practice with respect to any Client; and

d)	Divulge or act upon any material, non-public information, as is defined under relevant securities laws.

3.	Definitions

A.	“Access Person” means all directors, officers, general partners, partners of the Firm and Advisory Persons of Firm’s Advisers (or other persons occupying a similar status or performing similar functions). In addition, Access Person means all Supervised Persons, who:

a.	Are involved in making securities recommendations to Clients; or

b.	Have access to nonpublic information regarding the following:

(a)	Any Clients’ purchase or sale of securities, or recommendation to purchase or sell such securities; or

(b)	Information regarding the portfolio holdings of any fund the Firm or its control affiliates manage.

B.	“Advisers Act” means the Investment Advisers Act of 1940, as amended.

C.	“Advisory Person” means (i) any Access Person of the Firm or of any company in a control relationship to the Firm, who, in connection with their regular functions or duties, makes, participates in or obtains information regarding the purchase or sale of a security by the Firm for a Client, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (ii) any natural person in a control relationship to the Firm who obtains information concerning recommendations made to the Client with regard to the purchase or sale of a security.

D.	“Affiliated Officer” means (i) any corporate officer or director of the Firm who is not a resident at the Firm’s business location; and (ii) is subject to the provisions of an affiliate’s code of ethics for personal trading.

E.	“Being considered for Purchase or Sale” means when a security for which a recommendation to purchase or sell has been made and communicated; and with respect to the Advisory Person making the recommendation, when such person seriously considers making such a recommendation.

F.

“Beneficial Ownership” shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 (the Exchange Act) in determining whether a person is the beneficial owner of a security for purposes of Section 16 of the Exchange Act and the rules and regulations there under. It includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in a security. For purposes hereof,

a.	“Pecuniary interest” means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the security.

b.	“Indirect pecuniary interest” includes, but is not limited to:

(a)	Securities held by Immediate Family Members sharing the same household;

(b)	A general partner’s proportionate interest in portfolio securities held by a general or limited partnership;

(c)	A person’s right to dividends that is separated or separable from the underlying securities (otherwise, a right to dividends alone will not constitute a pecuniary interest in securities);

(d)	A person’s interest in securities held by a trust;

(e)	A person’s right to acquire securities through the exercise or conversion of any derivative security, whether or not presently exercisable; and

(f)	A performance-related fee, other than an asset based fee, received by any broker, dealer, bank, insurance company, investment company, investment manager, trustee, or person or entity performing a similar function, with certain exceptions (see Rule 16a-1(a)(2) of the Exchange Act).

An Access Person is presumed to have a beneficial interest in, and so an obligation to report, the securities held by his or her Immediate Family Members sharing their household. Access Persons should note that the Firm’s policies and procedures with respect to personal securities transactions also apply to transactions by a spouse, domestic partner, child or other Immediate Family Member residing in the same household.

G.	“Chief Compliance Officer” or “CCO” refers to the person appointed by the Firm pursuant to the provisions of Section 206(4)-7 of the Advisers Act.

H.	“Client” means each and every investment company, or series thereof, or other account managed by the Firm.

I.	“Control” shall have the same meaning as that in Section 2(a) (9) of the Investment Company Act

J.	“Covered Associate” is a term used in the Firm’s Pay to Play Policy and Procedures and is incorporated by reference.

K.	“Firm” means each of the entities listed on the cover page of this Code who have each adopted this Code and administer it under their respective individual compliance programs managed by their designated Chief Compliance Officer or his/her delegate.

L.	“Immediate Family Member” shall have the following meaning: With respect to personal securities reporting requirements, terms such as “Employee”, “Personal Brokerage Account”, “Supervised Person” and “Access Person” are defined to include any Supervised Person’s or Access Person’s spouse or domestic partner who share their household and any relative by blood, adoption or marriage living in the Supervised or Access Person’s household. This definition includes children (including financially dependent children away at school), stepchildren, grandchildren, parents, stepparents, grandparents, siblings and parents-children-or siblings-in-law.

M.	“Initial Public Offering” or “IPO” means an offering of securities registered under the Securities Act of 1933 as amended, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

N.	“Investment Company Act” means the Investment Company Act of 1940, as amended.

O.	“Managed Fund or Portfolio” shall mean those Clients, individually and collectively, for whom the Portfolio Manager makes buy and sell decisions.

P.	“Personal Brokerage Account” refers to any account (including, without limitation, a custody account, safekeeping account and an account maintained by an entity that may act in a brokerage or a principal capacity) in which securities may be traded or custodied, and in which a Access Person has any Beneficial Ownership, and any such account of an Immediate Family Member living in their household (as defined in Section L. above). Sometimes an Access Person may hold non-Reportable Securities (such as unaffiliated open-end mutual funds) in a brokerage account. This type of account is considered a “Personal Brokerage Account” for reporting purposes and monthly statements must be forwarded to Compliance.

Q.	“Fund Portfolio Manager” or “Portfolio Manager” is an Advisory Person (or one of the Advisory Persons) entrusted with the day-to-day management of the Fund’s portfolio.

R.	“Private Placement” or “Limited Offering” means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) thereof, or pursuant to Rule 504, Rule 505 or Rule 506 there under.

S.	“Purchase or sale of a Reportable Security” includes, among other things, the writing of an option to purchase or sell a security, or the purchase or sale of a security, that is exchangeable for or convertible into, a security that is held or to be acquired for a Client.

T.	“Reportable Security” shall have the meaning set forth in Section 2(a)(36) of the Investment Company Act, and Rule 204A-1 of the Advisers Act as amended, and includes common stocks, preferred stocks, stock options (put, call and straddle), debt securities, privilege on any security or on any group or index of securities (including any interest therein or based on the value thereof) and derivative instruments, ETFs, UIT ETFs, closed-end funds, other well-known stock indices vehicles, such as the Standard & Poor’s 500 Composite Stock Indices (such as but not limited to SPDR S&P 500, SPDR S&P MidCap 400, “iShares”, etc.); affiliated open-end mutual funds and municipal securities. It shall not include transactions and holdings in direct obligations of the Government of the United States; money market instruments; bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments; shares of money market funds; transactions and holdings in shares of open-end mutual funds, unless the Firm or a control affiliate acts as the investment adviser or principal underwriter for the fund; and transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated open-end mutual funds. Note: This exception extends only to open end funds registered in the U.S.; therefore, transactions and holdings in offshore funds ARE reportable.

U.	“Supervised Person” means any director, officer, and partner of the Firm (or other person occupying a similar status or performing similar functions); an employee of the Firm; and any other person who provides advice on behalf of the Firm and is subject to the Firm’s supervision and control. To affect such policies as required by this Code, the Firm’s CCO shall further classify certain Supervised Persons as an “Access Person”, or “Advisory Person”.

4.	Disclosure of Personal Brokerage Accounts

All Access Persons must disclose their Personal Brokerage Accounts to their respective Compliance Department. Each Access Person’s responsibility is to notify their respective Compliance Department of all Personal Brokerage Accounts and to direct the broker to provide their Compliance Department with brokerage transaction confirmations and account statements (and verify that it has been done). Access Persons cannot assume that the broker-dealer will automatically arrange for this information to be set up and forwarded correctly.

5.	Prohibited Activities for Access Persons

A.	IPO Rule: No Access Person may directly or indirectly acquire beneficial ownership in any securities in an IPO, without the prior written approval of the CCO. This also applies to IPO’s offered through the internet. No FINRA registered person or Portfolio Manager may participate in an IPO pursuant to FINRA Rule 5130.

B.	Private Placement / Limited Offering Rule: No Access Person may directly or indirectly acquire beneficial ownership in any securities in a Private Placement or Limited Offering without the prior written approval of the CCO. The approved purchase should be disclosed to the Client if they are considering that issuer’s securities for purchase or sale.

C.	Pre-Clearance Rule: No Access Person may directly or indirectly acquire or dispose of beneficial ownership in a Reportable Security unless the transaction has been pre-cleared by the Compliance Department. Pre-clearance is valid through the next business day at the close of the U.S. market following the approval. An order not executed within that time must be re-submitted for pre-clearance approval. Access Persons must wait for approval before placing the order with their broker.

Exceptions: The following Reportable Securities transactions do not require pre-clearance:

a)	Purchases or sales of up to and including 500 shares per calendar-day of Reportable Securities in any issuer ranked in the S&P 500 at the time of the transaction. An S&P 500 holding list is updated quarterly and available on the Virtus intranet website. A copy is also available for review in your Firm’s Compliance Department.

b)	Affiliated open-end mutual funds. (However such funds are subject to Quarterly Transaction and Annual Holdings reporting requirements.)

c)	Purchase orders of Reportable Securities sent directly to the issuer via mail (other than in connection with a Private Placement or Limited Offering) or sales of such securities that are redeemed directly by the issuer via mail.

d)	Transactions of Reportable Securities effected pursuant to an automatic investment plan.

e)	Purchases or sales of Reportable Securities effected in any account over which the Access Person has no direct or indirect influence or control in the reasonable estimation of the Firm’s CCO. This exemption will apply to Personal Brokerage Accounts for which a third party, such as a broker or financial advisor, makes all investment decisions on behalf of the Access Person and the Access Person does not discuss any specific transactions for the account with the third-party manager.

f)	Purchases or sales of Reportable Securities (i) not eligible for purchase or sale by the Client; or (ii) specified from time to time by the Firm’s Directors, subject to rules the Firm’s Directors shall specify.

g)	Non-volitional (as determined by the Firm’s CCO) purchases or sales by the Access Person.

h)	Purchases of shares of Reportable Securities necessary to establish an automatic dividend reinvestment plan or pursuant to an automatic dividend reinvestment plan, and the subsequent sales of the Reportable Securities. Note: Any additional purchases and sales that are not automatic are subject to the pre-clearance requirement.

i)	Purchases of Reportable Securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent the rights were acquired from the issuer, and sales of such rights so acquired.

j)	Purchases or sales of Reportable Securities issued under an employee stock purchase or incentive program unless otherwise restricted.

The above items a), b), c), d), f) and i) are subject to the Blackout Rule; Holding Period Rule; and Reporting and Compliance Procedures as later described in this Code.

The Firm’s CCO or other designated compliance personnel may deny approval of any transaction requiring pre-clearance under this Pre-clearance Rule, even if nominally permitted under the Code, if believed that denial is necessary for the protection of the Client or the Firm.

D.

Open Order Rule: No Access Person may directly or indirectly acquire or dispose of the beneficial ownership in any Reportable Security when a Client has a pending buy or sell for that security of the same type until the Client’s order is executed or withdrawn. Exception: Purchases or sales of up to and including 500 shares per calendar-day of Reportable Securities in any issuer ranked in the S&P 500 at the time of the transaction are exempt from this

Open Order Rule but subject to all other requirements of this Code unless specifically exempted.

E.	Blackout Rule: Portfolio Managers and Advisory Persons may not directly or indirectly acquire or dispose of beneficial ownership in a covered security within seven calendar days before and after the portfolio(s) associated with the Portfolio Manager’s and Advisory Person’s assigned duties trades in that security. The seven-day period is exclusive of the execution date.

F.	Holding Period Rule: Access Persons must hold all Reportable Securities for no less than sixty (60) days, whether or not the purchase was an exempt transaction under any other provision of Section 5. A FIFO accounting methodology will be applied for determining compliance with this holding rule.

G.	Gifts and Entertainment: Supervised Persons designated by the Firm’s CCO may not give or receive gifts or payments that may be construed to have an influence on business transactions conducted by the Firm. Gifts to or from Consultants or Clients must not exceed $100 per person per year. Gifts include any items of value, including sports paraphernalia or equipment, wine or food baskets, gift certificates for shopping or to a restaurant or spa. Tickets to events are considered gifts if the associate does not attend the event. The $100 limit that applies to gifts does not apply to entertainment. Nonetheless, entertainment must be neither so frequent nor so extensive as to raise any question of impropriety. The CCO or other designated personnel will maintain records of all gifts and payments of $100 or more per person and all entertainment. ALL gifts and entertainment received or given must be reported to the Compliance Department. Supervisory Persons designated by the Firm’s CCO are required to submit a log quarterly.

H.	Serving on Boards of Directors: No Advisory Person shall serve on the board of directors of a publicly traded company without prior authorization from Virtus Investment Partners Inc. Counsel or the Firm’s CCO. If authorized, the Advisory Person shall have no role in making investment decisions with respect to the publicly traded company.

I.	Excessive Trading Rule: No Portfolio Manager shall engage in excessive trading or market timing activities with respect to any mutual fund regardless of whether or not the mutual fund is managed by that Firm/Sub-advisor or any affiliated adviser/sub-advisor. Market timing is defined as a purchase and redemption, regardless of size, in and out of the same mutual fund within any sixty (60) day period. The foregoing restrictions shall not apply to Portfolio Managers investing in mutual funds through asset allocation programs, automatic reinvestment programs, and any other non-volitional investment vehicles.

J.	Material, Non-public Information: No Supervised Person shall divulge or act upon any material, non-public information as defined under relevant securities laws.

K.	Pay to Play Rule: The SEC has adopted Rule 206(4)-5 of the Advisers Act (the Rule or Pay to Play Rule) as a means to curtail the ability of investment advisers to use political contributions to influence state and municipal government officials responsible for hiring the investment advisers, otherwise known as pay for play practices. Under the Rule, political contributions made by advisers or their personnel or affiliates may result in serious limitations on the advisers’ ability to receive compensation for the management of certain public funds. It does not prohibit political contributions but does prohibit the adviser from receiving compensation from that government plan. The Rule does not preempt state or local pay to play laws. The Firm and its Covered Associates, as defined in the Firm’s Pay to Play policy (“policy”), are prohibited from doing anything indirectly which, if done directly, would violate the Rule. This could include contributions made by Immediate Family Members even though they are not considered Covered Associates.

Effective with this Code, if a Covered Associate, as defined in the policy, is entitled to vote for a government official, they may only contribute $350 or less to that official per election. If they are not entitled to vote for a government official, they may only contribute $150 or less to that official per election. They are also required to report to Compliance all contributions made on a quarterly basis. Please refer to the Firm’s Pay to Play separate policy.

6.	Reporting & Compliance Procedures

A.	All Access Persons shall direct their brokers to supply, at the same time that they are sent to the Access Person, a copy of the confirmation for each personal Reportable Securities trade in a Personal Brokerage Account and a copy, at least quarterly, of an account statement for each Personal Brokerage Account to their respective Compliance Department. Access to duplicate confirmations and account statements will be restricted to those persons assigned to perform review functions, and all materials will be kept confidential except as required by law.

B.

Access Persons shall report to the Firm the information described in Section 6C of this Code with respect to transactions in any Reportable Security in which the Access Person has, or by reason of that transaction acquires, any direct or indirect beneficial ownership in the Reportable Security; provided, however, that a Access Person shall not be required to make a report with respect to transactions effected for any account over which that person lacks any direct or indirect influence. Additionally, every Access Person must include Virtus affiliated mutual fund transactions not included in any received brokerage statements, including Virtus-Fidelity 401(k) for which the Firm does not require broker confirms or statements. Contributions made to an affiliated mutual fund or to Virtus stock in a Virtus-Fidelity 401(k) in the form of payroll deductions ARE transactions and are reportable on the Quarterly Report.

C.	Every transaction report required pursuant to Section 6B above shall be made no later than 15 days after the end of the calendar quarter in which the transaction was effected, and shall contain the following information:

(i)	The date of the transaction, the title and number of shares of equity securities; or, the maturity date, principal amount and interest rate of debt securities, of each Reportable Security involved; and as applicable, the exchange ticker symbol or cusip number;

(ii)	The type of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);

(iii)	The price of the Reportable Security at which the transaction was effected;

(iv)	The name of the broker, dealer or bank with or through whom the transaction was effected; and

(v)	The date of approval of the transaction and the person who approved it as required by Sections 5Bor C above.

D.

Each Access Person shall submit an Initial Holdings and Annual Holdings report listing all personal Reportable Securities holdings to their respective Compliance Department upon the commencement of service and annually thereafter (the Initial Holdings Report and the Annual Holdings Report, respectively). The information on the Initial Holdings Report must be current as of a date not more than 45 days prior to the date the individual becomes an Access Person. An Initial Holdings Report and certification must be submitted to their respective Compliance Departments no later than 10 days after becoming an Access Person. The Annual Holdings Report holdings information shall be as of December 31 of the prior year. The Annual Holdings Report and certification will be submitted to their respective Compliance Department by January 31 of each year. Any open or closed-end Virtus affiliated funds must be disclosed annually. This includes those held in the Access Person’s Virtus-Fidelity 401(k) plan. If they do not own any Virtus funds in the Virtus-Fidelity 401(k) plan they do not need to disclose the open-end mutual fund holdings.

Every Initial Holdings Report and Annual Holdings Report required pursuant to Section 6D above shall contain the following information:

(i)	The title, type and number of shares of equity securities; and/or the maturity date, principal amount and interest rate of debt securities; and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect beneficial ownership;

(ii)	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit;

(iii)	The date the Access Person submits the report; and

(iv)	For Initial Holdings Reports and Annual Holdings Reports, a certification by the Supervised Person that he or she has read, understood, has complied, and shall continue to comply with the requirements of this Code and the Firm’s Insider Trading Policy. .

Exceptions to reporting requirements (Quarterly Transactions and Initial and Annual Holdings):

(i)	Any report of Reportable Securities held in accounts over which the Access Person had no direct or indirect influence or control;

(ii)	A transaction report of Reportable Securities transactions effected pursuant to an automatic investment plan; and

(iii)	A transaction report if it would duplicate information contained in broker trade confirmations or account statements received no later than 30 days after the end of the applicable calendar quarter.

E.	Any report made under this Section 6 may contain a statement that the report shall not be construed as an admission by the person making such reports that he or she has any direct or indirect beneficial ownership in the security to which the report relates.

F.

The Firm’s CCO shall submit an annual report to the Fund Board of Directors/Trustee for any fund advised or sub-advised by the Firm that summarizes the current Code procedures, identifies any violations requiring significant remedial action, and recommends appropriate changes to the Code, if any.

G.	Any Supervised Person must promptly report possible violations of the Code to the Firm’s CCO or other designee (including but not limited to potential conflicts of interest) when they suspect, in good faith, that a violation may have occurred or is reasonably likely to occur. If a matter implicates the Firm’s CCO or other designee, notice of a violation should be reported to the Virtus Investment Partners Inc. CCO. Failure to do so is in itself a violation of this Code. No retaliation or retribution of any kind will be taken against any Supervised Person who, in good faith, reports a suspected violation of this Code. To the extent possible under the circumstances, all information will be kept confidential.

H.	The Firm’s Compliance Department will review all reports and other information submitted under Section 6. This review will include comparisons with trading records of Client accounts as are necessary or appropriate in determining whether there have been any violations of the Code.

I.	The Firm’s Compliance Personnel will maintain a list of all Supervised Persons, Access Persons, Advisory Persons, and Portfolio Managers who are required to make reports under the Code, and shall inform such individuals of their reporting obligations and if any requirement of this Code has not been complied with.

J.	The Firm shall provide a copy of the Code and any amendments to all Supervised Persons and obtain their written acknowledgement of receipt.

7.	Recordkeeping Requirements

A.	The Firm will maintain in an easily accessible place, the following records:

a)	A copy of any Code for the organization that is in effect, or at any time within the past five (5) calendar years was in effect;

b)	A record of any Code violation or action taken as a result of the violation that occurred during the current year and the past five (5) calendar years;

c)	A record of all written acknowledgments as required by Rule 204A-1 of the Advisers Act for each Supervised Person who is currently, or within the past five (5) calendar years was, a Supervised Person;

d)

A copy of each report made by a Access Person during the current year and the past five (5) calendar years as required by Rule 17j-1 of the Exchange Act and/or Rule 204A-1 of the Advisers Act and Sections 6C

and 6D of this Code, including any information provided in lieu of the reports under Section 6C and 6D above;

e)	A list of all persons, currently or within the past five (5) calendar years who are or were required to make reports pursuant to Rule 17j-1 of the Exchange Act and/or Rule 204A-1 of the Advisers Act and Sections 6C and 6D above, or who were responsible for reviewing those reports, together with an appropriate description of their title or employment;

f)	A copy of each report made by the Firm’s CCO pursuant to Section 6F above during the current year and the past five (5) calendar years;

g)	A record of any decision made during the current year and the past five (5) calendar years by the Firm’s CCO, and the reasons supporting each decision, to grant prior approval pursuant to Sections 5A and 5B above for acquisition by an Access Person of securities in an IPO or a Private Placement transaction;

h)	The Virtus Investment Partners Inc. Corporate Compliance Department (or at its direction, another Firm CCO) is responsible for administration of all aspects of this Code with respect to those individuals designated as Affiliated Officers by providing written affirmation that the provisions of this Code were upheld and that these Affiliated Officers were or were not in compliance with the Code and/or providing any required records to the applicable Firm (or other affiliate) CCO.

i)	As required by enhanced recordkeeping requirement under Rule 204-2 of the Adviser Act, records related to contributions made by the Firm and its Covered Associates to officials and candidates and of payments to state or local political parties or PACS including the following:

1.	A list of Covered Associates (including names, titles, business and residence addresses) currently or within the past five (5) calendar years. This five-year recordkeeping requirement would not apply to periods prior to March 14, 2011; and

2.	A list of government entities to which the Firm has provided advisory services in the past five (5) calendar years. This five-year recordkeeping requirement would not apply to periods prior to September 13, 2010.

8.	Sanctions

Upon discovering a violation of this Code, the Parent of the Firm or if applicable the Funds Board of Directors, besides any remedial action already taken by the respective adviser or related entity, may impose sanctions as it deems appropriate (see under separate cover the currently imposed sanctions), including, among other things, a letter of censure or suspension or termination of employment, or suspension of personal trading privileges for such period as it may deem appropriate.

Any profits realized by a Portfolio Manager or Advisory Person on a personal trade in violation of Section 5E (Blackout Rule) must be disgorged. In addition, the Firm’s CCO may direct any Supervised Person to disgorge any profit realized (or loss avoided) on a personal trade in violation of this Code.

9.	Exceptions

The Firm’s CCO may grant written exceptions to provisions of the Code based on equitable considerations. The exceptions may be granted to individuals or classes of individuals with respect to particular transactions, classes of transactions or all transactions, and may apply to past as well as future transactions. However, no exception will be granted when it would result in a violation of Section 204-2 of the Advisers Act. Exceptions granted are reported to the Directors of the Firm, as well as the Boards of any managed Fund.

Attachment

Additional requirements for Euclid Advisors LLC, Duff & Phelps Investment Management Co., Newfleet Asset Management, LLC- Boston and Hartford, Newfleet Asset Management, LLC - San Francisco, Virtus Alternative Investment Advisers, Inc., Virtus Investment Advisers, Inc., VP Distributors, Inc. are as follows:

All Supervised Persons of the above Firms are subject to the same requirements as Access Persons as indicated in the above Section 6. “Reporting & Compliance Requirements” (Sections: 6A, 6B, 6C, and 6D). Specifically the term “Access Person(s)” as used in those sections is hereby replaced with the term “Access Person(s) and Supervised Person(s)”.